As filed with the U.S. Securities and Exchange Commission on October 13, 2016

 Registration No.  333-165948

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of issuer of deposited securities as specified in its charter)

Brazilian Electric Power Company
(Translation of issuer's name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, New York 10004
Tel. No.: (800) 990-1135
 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Depositary Management Corporation
570 Lexington Avenue, Suite 2405
New York, New York 10022
Telephone: (212) 319-4800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one preference share, without par value, of Centrais Elétricas Brasileiras S.A. - Eletrobrás
	n/a	n/a	n/a	n/a
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit A to the Amendment No. 4 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(5) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Centrais Elétricas Brasileiras S.A. - Eletrobrás is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Amended and Restated Deposit Agreement dated as of October 18, 2002 among Centrais Elétricas Brasileiras S.A. - Eletrobrás, JPMorgan Chase Bank, N.A. (f/k/a Morgan Guaranty Trust Company of New York) as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement").  Previously filed as an exhibit to Registration Statement No. 333-101697 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Previously filed as an exhibit to Registration Statement No. 333-101697 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Previously filed as an exhibit to Registration Statement No. 333-101697 and incorporated herein by reference.

(a)(4)	Form of Amendment No. 3 to Deposit Agreement. Previously filed as an exhibit to Post-Effective Amendment No. 1 to Registration Statement No. 165948 and incorporated herein by reference.

(a)(5)	Form of Amendment No. 4 to Deposit Agreement, including form of American Depositary Receipt. Filed herewith as exhibit (a)(5).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e)

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 12, 2016.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Centrais Elétricas Brasileiras S.A. - Eletrobrás certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on October 12, 2016.

Centrais Elétricas Brasileiras S.A. - Eletrobrás

By:	/s/ Wilson Ferreira Junior
Name:	Wilson Ferreira Junior
Title:	Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wilson Ferreira Junior and Armando Casado de Araujo, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on October 12, 2016, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ José Luiz Alquéres	Chairman of the Board of Directors
José Luiz Alquéres

/s/ Wilson Ferreira Junior	Chief Executive Officer and Director
Wilson Ferreira Junior

/s/ Armando Casado de Araujo	Chief Financial Officer
Armando Casado de Araujo

/s/ Vicente Falconi Campos	Director
Vicente Falconi Campos

/s/ Ana Paula Vitali Janes Vescovi	Director
Ana Paula Vitali Janes Vescovi

/s/ Esteves Colnago Junior	Director
Esteves Colnago Junior

Director
Elena Landau

/s/ José Pais Rangel	Director
José Pais Rangel

/s/ Mozart de Siqueira Campos Araújo	Director
Mozart de Siqueira Campos Araújo

/s/ Carlos Eduardo Rodrigues Pereira	Director
Carlos Eduardo Rodrigues Pereira

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Centrais Elétricas Brasileiras S.A. - Eletrobrás, has signed this Post-Effective Amendment to Registration Statement on Form F-6 in New York, New York, on October 12, 2016.

Authorized U.S. Representative

By:	/s/ George Boychuk
Name: George Boychuk Depositary Management Corporation

INDEX TO EXHIBITS

Exhibit Number

(a)(5)	Form of Amendment to Deposit Agreement

(e)	Rule 466 certification